UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              CARVER BANCORP, INC.
                             ---------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
                   ------------------------------------------
                         (Title of Class of Securities)


                                   146875109
                              ---------------------
                                 (CUSIP Number)


                               December 31, 2008
                           ---------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                        [X]   Rule 13d-1(b)

                        [ ]   Rule 13d-1(c)

                        [ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                                Page 1 of 5 Pages

                                  SCHEDULE 13G

CUSIP No.:     146875109                                       Page 2 of 5 Pages


.................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).

          KEEFE, BRUYETTE & WOODS, INC.

          13-1964616

.................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [  ]

          (b) [  ]

.................................................................................
3.        SEC Use Only
.................................................................................
4.        Citizenship or Place of Organization

          NEW YORK
.................................................................................
Number of             5.    Sole Voting Power                  152,500
Shares                ..........................................................
Beneficially          6.    Shared Voting Power                0
Owned                 ..........................................................
by Each Reporting     7.    Sole Dispositive Power             152,500
Person With           ..........................................................
                      8.    Shared Dispositive Power           0
.................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          152,500
.................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [  ]
.................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          6.17% based on 2,469,935 shares outstanding as November 5, 2008.
.................................................................................
12.       Type of Reporting Person:

          BD

                                  SCHEDULE 13G

CUSIP No.:     146875109                                       Page 3 of 5 Pages



Item 1(a).        Name of Issuer:

                  Carver Bancorp, Inc.  (the "Issuer").

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  75 West 125th Street
                  New York, NY 10027

Item 2(a).        Name of Person Filing:

                  This Statement is filed on behalf of each of the following persons (the "Reporting Person"): Keefe, Bruyette & Woods, Inc.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  787 Seventh Avenue, 4th Floor
                  New York, NY 10019

Item 2(c).        Citizenship:

                  New York

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $0.01 (the "Shares")

Item 2(e).        CUSIP Number:

                  146875109

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c),

                  Check Whether the Person Filing is a:

                  (a) [X] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

Item 4.           Ownership:

Item 4(a).        Amount Beneficially Owned

                  As of December 31, 2008, the Reporting Person may be deemed to be the beneficial owner of 152,500 shares.

                                  SCHEDULE 13G

CUSIP No.:     146875109                                       Page 4 of 5 Pages

Item 4(b).        Percent of Class:

                  The number of Shares which each the Reporting Person may be deemed to be the beneficial owner constitutes approximately 6.17% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently filed Form 10-Q, there were 2,469,935 shares outstanding as November 5, 2008).

Item 4(c).        Number of Shares of which such person has:

Keefe, Bruyette & Woods, Inc.

(i) Sole power to vote or direct the vote:                               152,500
(ii) Shared power to vote or direct the vote:                                  0
(iii) Sole power to dispose or direct the disposition of:                152,500
(iv) Shared power to dispose or direct the disposition of:                     0

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.


Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purposes of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G

CUSIP No.:     146875109                                       Page 5 of 5 Pages


                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              Keefe, Bruyette and Woods, Inc
Date: February 17, 2009
                                              By:      /s/ Lawrence Morizio
                                                       --------------------
                                              Name:    Lawrence Morizio
                                              Title:   Associate General Counsel